Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Interest of Experts”, and to the incorporation by reference in the following Registration Statements: Form F-10 nos. 333-253122 pertaining to the registration of Preferred Shares and Debt Securities of AltaGas Ltd. (the “Company”) and the use herein of our report dated March 3, 2022, with respect to the consolidated balance sheets as at December 31, 2021 and 2020 and the consolidated statements of income, consolidated statements of comprehensive income (loss), consolidated statements of equity and consolidated statements of cash flows for each of the years in the two-year period ended December 31, 2021, included in this Annual Report on Form 40-F.

Calgary, Alberta /s/ Ernst & Young LLP
March 3, 2022 Chartered Professional Accountants